*AB
3/7

13013317

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 01 2013
Washington DC
193

SEC FILE NUMBER
8-35220

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER—DEALER:

American Century Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4500 Main Street
(No. and Street)

Kansas City	Missouri	64111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cheryl Redline — (816) 340-4670
(Area Code — Telephone No.)

Financial Operations Principal

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — if individual, state last, first, middle name)

1100 Walnut Street, Suite 1300	Kansas City	Missouri	64106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

[redacted]

DD
3/9/13

American Century Investment Services, Inc.
(A Wholly-Owned Subsidiary of American Century Companies, Inc.)

Table of contents

American Century Investment Services, Inc.

(A Wholly-Owned Subsidiary of American Century Companies, Inc.)

Affirmation

I, Cheryl Redline, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to American Century Investment Services, Inc. (the "Company") as of the year ended December 31, 2012, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2·28·2013

Date

Financial Operations Principal

Title

Notary Public

KATHRYN YOUNG
Notary Public - Notary Seal
STATE OF MISSOURI
Jackson County
My Commission Expires June 10, 2016
Commission # 12352742

This page intentionally left blank.

American Century Investments®

2012 Annual Report

American Century Investment Services, Inc.

(A Wholly-Owned Subsidiary of American Century Companies, Inc.)

SEC I.D. No. 8-35220
Statement of Financial Condition
as of December 31, 2012,
and Independent Auditors' Report
Filed pursuant to Rule 17a-5 (e)(3) as a PUBLIC DOCUMENT

American Century Investment Services, Inc.

(A Wholly-Owned Subsidiary of American Century Companies, Inc.)

Independent Auditor's Report

To the Stockholder and Board of Directors of
American Century Investment Services, Inc.
Kansas City, Missouri

We have audited the accompanying statement of financial condition of American Century Investment Services, Inc. (the Company) as of December 31, 2012. We have also audited the financial statements of the Company, which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, of changes in stockholder's equity, and of cash flows for the year then ended in which an unqualified opinion was issued on February 28, 2013.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

Kansas City, Missouri
February 28, 2013

American Century Investment Services, Inc.
(A Wholly-Owned Subsidiary of American Century Companies, Inc.)

Statement of financial condition
December 31, 2012

Assets	
Cash and cash equivalents	$47,276,660
Deferred sales commission	2,288,861
Receivable from ACIM	1,561,997
Prepaid expenses and other	1,135,524
Intercompany income taxes receivable	461,211
Receivable from clearing broker	393,336
Property and equipment, net	274,001
Accounts receivable	147,363
Deposit with clearing broker	100,000
Income taxes receivable	23,762
Total assets	$53,662,715

Liabilities and stockholder's equity	
Liabilities	
Accrued salaries and benefits	$ 25,459,494
Accrued underwriting and distribution fees	12,706,898
Deferred income taxes	1,005,013
Accounts payable and accrued expenses	558,544
Total liabilities	39,729,949
Stockholder's equity	
Common stock, $1 par value — 30,000 shares authorized, 11,900 shares issued and outstanding	11,900
Additional paid-in capital	55,884,884
Accumulated deficit	(41,964,018)
Total stockholder's equity	13,932,766
Total liabilities and stockholder's equity	$ 53,662,715

See notes to statement of financial condition.

Notes to financial statements for the year ended December 31, 2012

1. Nature of operations and summary of significant accounting policies

Nature of operations — American Century Investment Services, Inc. (the "Company") is a registered broker-dealer and a wholly-owned subsidiary of American Century Companies, Inc. ("ACC"). The Company is economically dependent upon ACC.

The Company's primary purpose is marketing and distribution of the American Century Investments family of mutual funds ("ACI Funds") for American Century Investment Management, Inc. ("ACIM" or the Adviser), which is also a subsidiary of ACC. On December 31, 2012, the Company merged with two other wholly owned subsidiaries of ACC: American Century Brokerage, Inc. ("ACB"), another registered broker-dealer whose primary purpose is to provide retail brokerage services to its customers on a fully-disclosed basis on behalf of ACIM, and American Century Advisory Services, Inc. ("ACAS") whose primary purpose is to provide interactive education, guidance, and advice. As of December 31, 2011 the balances attributable to each entity were as follows:

Entity	Assets	Liabilities	Equity
ACB	$ 1,575,686	$ 642,577	$ 933,109
ACAS	6,442,445	6,403,091	39,354
ACIS	46,449,574	33,794,557	12,655,017
Total	$54,467,705	$40,840,225	$13,627,480

In accordance with ASC 805-50, as these are entities under common control, these financial statements have been prepared as if the Company, ACB, and ACAS were merged as of December 31, 2011.

Additionally, American Century Services, LLC ("ACS"), another subsidiary of ACC, serves as the Administrative Agent for ACC and its affiliates and conducts certain services for the Company.

The Company is subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company solicits and distributes only shares of the American Century family of funds and municipal fund securities. With respect to this activity, the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker/dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between itself and its customers through a "Special Account for the Exclusive Benefit of Customers of ACIS." The Company also introduces its retail customers to another broker/dealer who carries such accounts on a fully disclosed basis. With respect to this activity, the Company promptly forwards all funds and securities received. It does not otherwise hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customers' accounts. Accordingly, the Company is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934, under paragraph (k)(2)(i) and (k)(2)(ii) of the Rule.

Pursuant to an agreement between the Company and its clearing broker, the clearing broker is required to perform a computation for proprietary accounts of introducing brokers assets similar to the customer reserve computation. Therefore, proprietary accounts held at the clearing broker are considered allowable assets in the net capital computation.

Cash and cash equivalents — The Company considers all liquid investments with original maturities of three months or less to be cash equivalents, which consisted of an investment in affiliated money market mutual funds of $47,276,660 as of December 31, 2012.

Deposit with clearing broker — The deposit with its clearing broker is required pursuant to the Company's contract with its clearing broker.

Deferred sales commissions — Sales commissions paid to financial intermediaries in connection with the sale of shares of certain classes of funds are capitalized and amortized on a straight-line basis over a specified period, which is typically one year. Amortization of this asset is meant to coincide with the recoverability of these costs through the retention of Rule 12b-1 distribution fees and contingent deferred sales charge assessments. In addition, the contingent deferred sales charges the Company collects from redeeming shareholders is recorded as a reduction to the deferred sales commission asset.

Management periodically reviews the carrying amount of the deferred sales commission asset as events or changes in circumstances indicate that the assets may not be recoverable over their amortization period. The Company did not record any impairment for the year ended December 31, 2012.

Prepaid expenses — Items such as licensing and registration fees are deferred and amortized over a specified period, which is typically one year.

Receivable from ACIM — The Company has a receivable from ACIM for amounts ACIM collects on behalf of the Company related to their marketing services and distribution of ACI Funds.

Property and equipment — Depreciation of information systems equipment and software is computed using the straight-line method over estimated useful lives of three to seven years.

Underwriting and distribution revenues and expenses — Revenues are generally earned in accordance with the provisions of the agreements with ACI Funds. Distribution revenues consist of distribution and service fees, front-end sales charge fees, and contingent deferred sales charge redemptions. Distribution expenses represent distribution and service fee charges, front-end sales charges, and concessions payable to selling brokers. Related receivables and payables are included in the receivable from ACIM and accrued underwriting and distribution fees, respectively, on the Statement of Financial Condition.

Distribution and marketing services revenue from Adviser — In its capacity as distributor for one or more share classes of ACI Funds, the Company performs services such as marketing, underwriting, and selling shares of ACI Funds and units in a qualified tuition program under Section 529 of the Internal Revenue Code, marketing and business solicitation services relating to institutional investment management and soliciting business on behalf of the Adviser, and other services designated by ACIM. In consideration for these services and in accordance with the provisions of the distribution services agreement, ACIM pays the Company fees based upon ACIM's actual usage of distribution services. These amounts are included in the receivable from ACIM on the Statement of Financial Condition.

Administrative service fees from ACC or its affiliates — Expenses include fees owed for administrative services performed by ACS. The costs of information technology, human resources, office space, and corporate overhead services are allocated to the Company as a proportionate share based on relative headcount. Also included are licensing fees paid by the Company to ACC or its affiliates for use of certain trademarks and trade names in mutual fund distribution services, namely, advertising, servicing, marketing, underwriting and selling shares of the Funds and units in a qualified tuition program under Section 529 of the Internal Revenue Code. These amounts are netted against the receivable from ACIM on the Statement of Financial Condition.

Income taxes — The Company is included in the consolidated tax return of ACC with other ACC subsidiaries. In accordance with the provisions of the tax sharing agreement between the Company and ACC, ACC allocates income tax expense or benefit to members of the consolidated group based on each subsidiary's contribution to consolidated taxable income or loss, using the statutory rate applicable to the consolidated group. The tax sharing agreement also provides for reimbursement to subsidiaries with net operating losses to the extent those losses are used to reduce consolidated taxable income. Subsidiaries with current taxable income, as calculated on a separate company basis, are liable for payments determined as if they had filed a separate return. These amounts are settled through intercompany transactions on a monthly basis.

The Company records deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax basis. To the extent management believes it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is established. No valuation allowance was recorded as of December 31, 2012.

Use of estimates — The preparation of this Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

2. Property and equipment

Property and equipment balance as of December 31, 2012 includes:

	2012
Property and equipment	
Information systems equipment and software	$ 390,383
	390,383
Less accumulated depreciation	(116,382)
Total property and equipment, net	$ 274,001

3. Employee benefit plans

Retirement plan — Substantially all employees are covered under the American Century Retirement Plan offered by ACC or its other wholly-owned subsidiaries. As of December 31, 2012, accrued plan related expenses were $3,599,006 and are included in accrued salaries and benefits on the Statement of Financial Condition.

4. Restricted stock plan

The Company participates in ACC's restricted stock plan, which provides for grants to certain employees. Grants are made at the discretion of ACC's management and are subject to the completion of a service period prior to vesting.

The summary of changes in restricted stock for the year ended December 31, 2012, is as follows:

	Shares	Weighted-average grant-date fair value
Nonvested at January 1, 2012	714,700	$14.62
Granted	288,800	13.90
Vested	(273,940)	14.07
Forfeited	(110,310)	14.52
Transfers in	98,350	12.71
Transfers out	(118,560)	12.84
Nonvested at December 31, 2012	599,040	$13.54

The fair value of shares vested during 2012 was $3,660,774. At December 31, 2012, the total unrecognized compensation cost related to nonvested shares of restricted stock was $4,361,208, which is expected to be recognized over a weighted-average period of 2.57 years.

5. Net capital requirements

The Company is subject to the uniform net capital rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Rule 15c3-1 requires the Company to maintain minimum net capital equal to the greater of $250,000 or 6⅔% of aggregate indebtedness. The Company had net capital, as defined, of $7,073,514, which was $4,491,850 in excess of its required net capital of $2,581,664, and a ratio of aggregate indebtedness to net capital was 5.47 to 1 as of December 31, 2012.

6. Guarantees

The Company has provided a guarantee to its clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company who are unable to satisfy the terms of their contracts. The potential for the Company to be required to make material payments under this agreement is remote. Accordingly, no liability is recorded on the Statement of Financial Condition for this guarantee.

7. Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal or most advantageous market at the measurement date. The fair value of a financial instrument should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk including the Company's credit risk.

Valuation inputs used in fair value calculations are classified into a hierarchy. The hierarchy prioritizes the inputs into three levels. These levels are based on the extent inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels determined by the lowest level input. The levels are:

Level 1 — inputs are based upon unadjusted quoted prices for identical instruments traded in active markets accessible by the Company at the measurement date.

Level 2 — inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and inputs other than quoted prices for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — inputs are unobservable and reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The Company's financial instruments consist only of cash equivalents, for which the fair value is based on quoted market prices for money market funds. Accordingly, these are classified as Level 1, and the fair value at December 31, 2012 approximates carrying value, as reflected in the Statement of Financial Condition.

8. Income taxes

As of December 31, 2012, the tax effects of temporary differences which give rise to deferred tax assets (liabilities) are as follows:

Accrued sabbatical	$ 452,307
Accrued vacation	389,838
FIN 48 Reserve	1,718
Total deferred tax assets	843,863
Prepaid expenses	(431,100)
Trademark capitalization	(540,344)
Depreciation	(8,285)
Deferred sales commissions	(869,147)
Total deferred tax liabilities	(1,848,876)
Net deferred income taxes	$ (1,005,013)

The Company had total gross unrecognized tax benefits of $4,722 as of December 31, 2012, which is included in income taxes receivable on the Statement of Financial Condition.

Gross accrued interest and penalties was $171 as of December 31, 2012, which is included in income taxes receivable on the Statement of Financial Condition.

9. Subsequent Events

In accordance with ASC 855, *Subsequent Events*, management performed an evaluation of subsequent events and there were no material events that would require disclosure in the Company's financial statements.

Notes

American Century Investments®

American Century Investment Services, Inc., Distributor

CC-BKT-77877 1302